# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GEMINI SPACE STATION, INC., CIK 0002055592
CUSIP: 36866J105
Title of class of securities: Class A common stock, $0.001 par value per share
Address of issuer's principal executive offices: 600 Third Avenue, 2nd Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 05/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001878908

## Reporting persons
- Morgan Creek Private Opportunities, LLC Series M - Gemini: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,687,982; sole dispositive power 0; shared dispositive power 1,687,982; aggregate amount beneficially owned 1,687,982 (3.76% of the class)
  Comment: Note to rows 6, 8 and 9: this Amendment No. 1 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed with the Securities and Exchange Commission on September 22, 2025 (the "Prior Schedule 13G") by the Reporting Persons (as defined herein). This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.
- Morgan Creek Digital Fund III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 464,280; sole dispositive power 0; shared dispositive power 464,280; aggregate amount beneficially owned 464,280 (1.03% of the class)
  Comment: Note to rows 6, 8 and 9: this Amendment amends, in its entirety, the Prior Schedule 13G by the Reporting Persons (as defined herein). This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.
- Mark W. Yusko: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,152,262; sole dispositive power 0; shared dispositive power 2,152,262; aggregate amount beneficially owned 2,152,262 (4.8% of the class)
  Comment: Note to rows 6, 8 and 9: this Amendment amends, in its entirety, the Prior Schedule 13G by the Reporting Persons (as defined herein). This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

## Item 1. Issuer
Name of issuer: GEMINI SPACE STATION, INC.
Address of issuer's principal executive offices: 600 Third Avenue, 2nd Floor, New York, NY, 10016.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Morgan Creek Private Opportunities, LLC Series M--Gemini, a Delaware limited liability company ("MCPO"), Morgan Creek Digital Fund III, LP, a Delaware limited partnership ("MCDF"), and Mark W. Yusko (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement dated as of September 19, 2025, a copy of which is attached as Exhibit 4 to the Prior Schedule 13G, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G, see Item 5 for additional information.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 301 W. Barbee Chapel Road, Suite 200, Chapel Hill, NC 27517.
Citizenship: Mark W. Yusko is a citizen of the United States of America. MCPO is a limited liability company organized under the laws of the State of Delaware. MCDF is a limited partnership organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each of the Reporting Persons.
Percent of class:
See Row 11 of the cover pages for each of the Reporting Persons. As of the date hereof, the Reporting Persons beneficially own in the aggregate approximately 4.8% of the outstanding shares of the Issuer's Class A Common Stock.

The Class A Common Stock beneficial ownership percentages provided in this Schedule 13G, including in Row 11 of the cover pages, are calculated based on 44,858,608 shares of Class A Common Stock issued and outstanding as of March 30, 2026, as reported in the Issuer's Form 10-K for the year ended December 31, 2025.
Sole power to vote or to direct the vote: See Row 5 of the cover pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Morgan Creek Private Opportunities, LLC Series M - Gemini: /s/ Mark Yusko, Mark Yusko, Authorized Signatory (05/05/2026)
- Morgan Creek Digital Fund III, LP: /s/ Mark Yusko, Mark Yusko, Authorized Signatory (05/05/2026)
- Mark W. Yusko: /s/ Mark Yusko, Mark Yusko, Authorized Signatory (05/05/2026)